UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 June 2009

Commission File No. 0-17630
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  Transaction in Own Shares

25
th
 June
2009

RE-ISSUE OF TREASURY SHARES

CRH plc announces that

on
24
th
 June
 2009
it transferred to
participant
s

in

its
 employee
share scheme
s

4,317

Ordinary Shares at prices
of

€11.8573
 and
€
15.
0674
 per Ordinary Share
 and at prices of £10.0629 and £10.8564 per Ordinary Share
.

Following the above transaction
s
, CRH plc holds
14,962,638

Ordinary Shar
es in Treasury. The number of Ordinary S
hares in issue (excluding Treasury Shares) is

692,215,802
.

Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340

___

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date       25 June 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director